SEC FILE NUMBER 001-40421
CUSIP NUMBERS G0542N115 G0542N107 G0542N123

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check one): ☐ Form 10-K  ☐ Form 20-F  ☐ Form 11-K   ☒ Form 10-Q  ☐ Form 10-D  ☐ Form N-CEN   ☐ Form N-CSR

For Period Ended: September 30, 2021

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I

REGISTRANT INFORMATION

Aries I Acquisition Corporation

Full Name of Registrant

N/A

Former Name if Applicable

23 Lime Tree Bay, P.O. Box 1569

Address of Principal Executive Office (Street and Number)

Grand Cayman, Cayman Islands, KY-1110

City, State and Zip Code

PART II

RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III

NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Aries I Acquisition Corporation (the “Company”) is unable to file its Quarterly Report on Form 10-Q for the period ended September 30, 2021 (the “Form 10-Q”) within the prescribed time period. While there can be no assurances, the Company is working to file its Quarterly Report on Form 10-Q on or before the fifth calendar day following the prescribed due date pursuant to the extension provided by Rule 12b-25.

The Company's management, in consultation with its advisors, concluded that the Company's audited balance sheet as of May 21, 2021 filed in the Company's Form 8-K filed on May 28, 2021 and Quarterly Report for the period ended June 30, 2021 filed on August 16, 2021 contained errors relating to (i) the classification of $5,000,000 of shareholders' equity as permanent equity, which the Company has determined should be reclassified as temporary equity; and (ii) the accounting for the sale of indirect interests in the founder shares by the Company's sponsor to certain anchor investors in connection with their participation in the Company's initial public offering, which the Company has determined should be accounted for as a non-cash offering cost. In light of these errors, it was determined that it is appropriate to amend and restate the Company's previously issued audited balance sheet as of May 21, 2021 and Quarterly Report for the period ended June 30, 2021 filed on August 16, 2021 within the Company's Form 10-Q. The reclassification of amounts from permanent equity to temporary equity results in non-cash financial statement corrections and will have no impact on the Company's current or previously reported cash position, operating expenses or total operating, investing or financing cash flows. Further, the additional offering costs recorded in relation to the anchor investors also result in non-cash financial statement corrections and will have no impact on the Company's current or previously reported cash position and investing or financing cash flows. The “Cash held in trust account” is correctly stated at $146,768,750 and $145,188,370 in the previously filed audited balance sheet of May 21, 2021 and Quarterly Report for the period ended June 30, 2021, respectively. Following the conclusion of the restatement, the Company anticipates that it will be in a position to file its Form 10-Q.

PART IV

OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification
	Paul Wolfe	(630)	386-5288
	(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

Yes ☒   No ☐

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

Yes ☐   No ☒

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Forward-looking Statements

This Form 12b-25 contains forward-looking statements that involve risks and uncertainties. These forward-looking statements are identified by words such as “anticipate,” “estimate,” “will,” “predict,” and the negatives thereof or other comparable terminology or by the context in which they are made. These forward-looking statements are estimates reflecting the best judgment of senior management and reflect our current expectations regarding the filing of the Quarterly Report on Form 10-Q. These expectations may or may not be realized. Some of these expectations may be based on beliefs, assumptions or estimates that may prove to be incorrect, which could result in our expectations not being realized or otherwise materially affect our ability to file the Quarterly Report on Form 10-Q within the five-day extension period provided by the rules of the U.S. Securities and Exchange Commission. Such risks and uncertainties include, but are not limited to, those risks and uncertainties described in greater detail in our filings with the Securities and Exchange Commission. Any forward-looking statements contained herein speak only as of the date of this Form 12b-25 and we undertake no obligation to revise or update any forward-looking statements for any reason, except as required by law.

Aries I Acquisition Corporation

(Name of Registrant as Specified in its Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: November 16, 2021	By:	/s/ Paul Wolfe
	Name:	Paul Wolfe
	Title:	Chief Operating Officer